Exhibit 99.1

Waterdrop Inc. Announces Second Quarter 2024 Unaudited Financial Results and a Special Cash Dividend

BEIJING, Sept. 4, 2024 - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three and six months ended June 30, 2024 and a special cash dividend.

Financial and Operational Highlights for the Second Quarter of 2024

●	Substantial growth in profit and positive operating cash flow: In the second quarter of 2024, net profit attributable to our ordinary shareholders reached RMB88.3 million, representing a year-over-year growth of 306.9%. As of June 30, 2024, we continued to generate positive operating cash flow during the second quarter of 2024.

●	Resilient revenue amidst industry challenges: For the second quarter of 2024, the first-year premiums ("FYP") generated through our insurance business amounted to RMB1,778.6 million (US$244.7 million), representing a decrease of 19.0% year over year. Net operating revenue was RMB676.2 million (US$93.0 million), representing a decrease of 0.4% year over year.

●	Improving margin of insurance segment: For the second quarter of 2024, the operating profit margin of insurance business increased year over year to 21.4%, compared with 16.7% for the same quarter of 2023.

●	Broadened crowdfunding coverage: As of June 30, 2024, around 461 million people cumulatively had donated an aggregate of RMB65.1 billion to 3.25 million patients through Waterdrop Medical Crowdfunding.

●	Digital clinical trial services in good progress: As of June 30, 2024, the Company had cumulatively enrolled nearly 8,600 patients into 1,050 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “During the second quarter of 2024, we delivered sound results in profitability. The quarterly net profit attributable to our ordinary shareholders reached RMB88.3 million, representing a significant year-over-year growth of 306.9%.

Our insurance business has shown sequential developments with FYP increasing by 1.4% quarter-over-quarter. We have continually improved online traffic conversion capabilities and efficiency, driving the number of new users to grow at 15.8%. At the same time, we have effectively sustained the policy renewal rate at high level.

Committed to investment in technology, we further piloted our Shuishou large language model, known as "Waterdrop Guardian", in multiple service scenarios covering medical, critical illness, and auto insurance categories. During the quarter, the Company initiated a strategic cooperation with a property & casualty (P&C) insurer. This is the first time we export a customized solution of non-life insurance and we look forward to empowering more industry partners with AI solutions.

We continually iterate service and business processes in medical crowdfunding to address user pain points. For instance, in regions populated by ethnic minorities, our platform now supports bilingual fundraising, aiding in the spread of cases within local communities and bolstered by AI-assisted bilingual case verification to minimize fraud.

During this quarter, our healthcare-related business maintained its growth, realizing a quarter-over-quarter growth of 4.1%. We collaborated with a total of 185 pharmaceutical companies and contract research organizations (“CROs”). Moreover, we enrolled more than 820 patients and initiated services for 88 new programs during the second quarter of 2024. We stay focused on digitalization trends in clinical trial and multichannel marketing solutions to serve a broader client base from this angle.

We are grateful for the ongoing support of our shareholders and investors, and prioritize shareholder interests and investor returns. The Company has actively carried out share repurchases for three consecutive years, and our board has recently approved a new annual repurchase plan. The repurchased shares will continue to be used in employee share incentive plans.

In addition, we also completed our first special cash dividend in the past quarter. We are pleased to announce that, with the board approval, the Company will soon start the second special cash dividend of approximately US$7.5 million.”

Financial Results for the Second Quarter of 2024

Operating revenue, net

Net operating revenue for the second quarter of 2024 decreased by 0.4% year over year to RMB676.2 million (US$93.0 million) from RMB678.7 million for the same period of 2023. On a quarter-over-quarter basis, net operating revenue decreased by 4.1%. Net operating revenue generated by Shenlanbao1 for the second quarter of 2024 was RMB40.4 million (US$5.6 million).

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB573.8 million (US$79.0 million) in the second quarter of 2024, representing a decrease of 4.0% year over year from RMB597.4 million for the second quarter of 2023, which was mainly due to the decrease in FYP. On a quarter-over-quarter basis, insurance-related income decreased by 5.4%.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the second quarter of 2024, we generated RMB69.3 million (US$9.5 million) in service fees, representing an increase of 55.2% year over year from RMB44.7 million for the second quarter of 2023. On a quarter-over-quarter basis, crowdfunding service fees increased by 2.9%.

•	We are expanding the healthcare-related services, including digital clinical trial solution and digital multichannel marketing solution. Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. Digital multichannel marketing solution income is derived from life science and healthcare companies. Focusing on the needs of our customers, we provide comprehensive digital marketing solutions around the whole life cycle of products through integrated services such as patient screening, medication management, doctor-patient services, innovative payment methods, and channel marketing. For the second quarter of 2024, our healthcare-related income amounted to RMB26.4 million (US$3.6 million), representing a decrease of 17.0% from RMB31.8 million in the same period of 2023. On a quarter-over-quarter basis, healthcare-related income increased by 4.2%.

Operating costs and expenses

Operating costs and expenses decreased by 13.4% year over year to RMB623.8 million (US$85.8 million) for the second quarter of 2024. On a quarter-over-quarter basis, operating costs and expenses decreased by 5.2%. Operating costs and expenses from Shenlanbao1 for the second quarter of 2024 were RMB57.4 million (US$7.9 million).

•	Operating costs decreased by 4.2% year over year to RMB319.1 million (US$43.9 million) for the second quarter of 2024, as compared with RMB333.1 million for the second quarter of 2023, which was primarily driven by (i) a decrease of RMB12.9 million in costs of referral and service fees, (ii) a decrease of RMB8.6 million in the costs for patient recruitment consultants team, partially offset by (iii) an increase of RMB11.5 million in personnel costs mainly due to the consolidation of the financial results of Shenlanbao which incurred personnel costs of RMB16.9 million. On a quarter-over-quarter basis, operating costs decreased by 3.7% from RMB331.2 million, primarily due to a decrease of RMB9.9 million in costs of referral and service fees.

•	Sales and marketing expenses decreased by 23.0% year over year to RMB157.4 million (US$21.7 million) for the second quarter of 2024, as compared with RMB204.5 million for the same quarter of 2023. The decrease was primarily due to (i) a decrease of RMB38.0 million in marketing expenses to third-party traffic channels, and (ii) a decrease of RMB33.2 million in personnel costs and share-based compensation expenses, partially offset by (iii) the consolidation of the financial results of Shenlanbao which incurred sales and marketing expenses of RMB30.1 million. On a quarter-over-quarter basis, sales and marketing expenses decreased by 13.6% from RMB182.1 million, primarily due to (i) a decrease of RMB14.4 million in marketing expenses to third-party traffic channels, (ii) a decrease of RMB4.9 million in sales and marketing personnel costs and share-based compensation expenses, and (iii) a decrease of RMB2.7 million in outsourced sales and marketing service fees to third parties

1	We started to consolidate the financial results of Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries (collectively, “Cunzhen Qiushi”, also known as “Shenlanbao”) in the third quarter of 2023.

•	General and administrative expenses decreased by 2.1% year over year to RMB94.0 million (US$12.9 million) for the second quarter of 2024, compared with RMB96.0 million for the same quarter of 2023. The year-over-year variance was due to (i) a decrease of RMB5.5 million in personnel costs and share-based compensation expenses, (ii) a decrease of RMB8.4 million in professional service fees, partially offset by (iii) an increase of RMB12.6 million allowance for doubtful accounts. On a quarter-over-quarter basis, general and administrative expenses increased by 5.6% from RMB89.0 million, due to (i) an increase of RMB8.0 million allowance for doubtful accounts, partially offset by (ii) a decrease of RMB1.7 million in professional service fees.

•	Research and development expenses decreased by 38.5% year over year to RMB53.3 million (US$7.3 million) for the second quarter of 2024, compared with RMB86.7 million for the same period of 2023. The decrease was primarily due to a decrease of RMB35.3 million in personnel costs and share-based compensation expenses, partially offset by the consolidation of the financial results of Shenlanbao. On a quarter-over-quarter basis, research and development expenses decreased by 4.8% from RMB56.0 million, which was mainly due to a decrease of RMB2.8 million in research and development personnel costs and share-based compensation expenses.

Operating profit for the second quarter of 2024 was RMB52.4 million (US$7.2 million), as compared with an operating loss of RMB41.6 million for the second quarter of 2023 and an operating profit of RMB46.4 million for the first quarter of 2024.

Interest income for the second quarter of 2024 was RMB37.5 million (US$5.2 million), as compared with RMB37.6 million for the second quarter of 2023 and RMB39.8 million for the first quarter of 2024. The decrease was primarily due to the decrease in our short-term and long-term investments.

Income tax expense for the second quarter of 2024 was RMB7.0 million (US$1.0 million), as compared with an income tax benefit of RMB10.5 million for the second quarter of 2023 and an income tax expense of RMB8.6 million for the first quarter of 2024.

Net profit attributable to the Company’s ordinary shareholders for the second quarter of 2024 was RMB88.3 million (US$12.1 million), as compared with RMB21.7 million for the same period of 2023, and RMB80.6 million for the first quarter of 2024.

Adjusted net profit attributable to the Company’s ordinary shareholders (non-GAAP2) for the second quarter of 2024 was RMB108.7 million (US$15.0 million), as compared with RMB50.3 million for the same period of 2023, and RMB98.4 million for the first quarter of 2024.

Cash and cash equivalents and short-term investments

As of June 30, 2024, the Company had combined cash and cash equivalents and short-term investments of RMB2,933.3 million (US$403.6 million), as compared with RMB3,393.4 million as of December 31, 2023.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022 and September 2023, respectively, we had cumulatively repurchased approximately 49.3 million ADSs from the open market with cash for a total consideration of over US$100.4 million as of August 31, 2024.

The board of the directors of the Company (the “Board”) has approved a new share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depository shares with an aggregate value of up to US$50 million during the 12-month period through September 9, 2025. The Company expects to fund the repurchase out of its existing cash balance. The Company’s proposed repurchase may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program.

Special Cash Dividend

The Board has approved a special cash dividend of US$0.02 per ADS or US$0.002 per ordinary share to shareholders of record as of the close of business on October 11, 2024. The payment date is expected to be on or around November 5, 2024 for holders of ordinary shares and on or around November 8, 2024 for holders of ADSs.

2	See the sections entitled “Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

Supplemental Information

We organize and report our business in three operating segments:

•	Insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service;

•	Crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and

•	Others, which mainly include Digital Clinical Trial Solution and other new initiatives.

The table below sets forth the segment operating results, with the six-month comparative figures retrospectively adjusted to conform to this presentation.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023*	June 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance**	597,437	606,777	573,832	78,962	1,133,780	1,180,609	162,457
Crowdfunding	44,677	67,350	69,323	9,539	86,699	136,673	18,807
Others	36,586	30,573	33,001	4,541	64,386	63,574	8,748
Total consolidated operating revenue, net	678,700	704,700	676,156	93,042	1,284,865	1,380,856	190,012
Operating profit/(loss)
Insurance**	99,759	129,163	122,955	16,919	254,714	252,118	34,693
Crowdfunding	(64,131)	(32,237)	(22,936)	(3,156)	(125,265)	(55,173)	(7,592)
Others	(47,877)	(31,432)	(27,450)	(3,778)	(84,444)	(58,882)	(8,103)
Total segment operating (loss)/profit	(12,249)	65,494	72,569	9,985	45,005	138,063	18,998
Unallocated item***	(29,393)	(19,130)	(20,205)	(2,780)	(76,319)	(39,335)	(5,412)
Total consolidated operating (loss)/profit	(41,642)	46,364	52,364	7,205	(31,314)	98,728	13,586
Total other income	52,835	42,781	38,366	5,280	89,606	81,147	11,166
Profit before income tax	11,193	89,145	90,730	12,485	58,292	179,875	24,752
Income tax benefit/(expense)	10,504	(8,588)	(7,026)	(967)	13,130	(15,614)	(2,149)
Net profit	21,697	80,557	83,704	11,518	71,422	164,261	22,603

*	Staring from the second quarter of 2023, our chief operating decision maker starts to manage the business by three operating segments and assess the performance and allocate resources under the new operating segment structure. The six-month comparative figures were retrospectively adjusted to conform to this presentation.
**	The Company started to consolidate the financial results of Shenlanbao since July 4, 2023 and reported the results of Shenlanbao under the Insurance segment.
***	The share-based compensation represents an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on September 4, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	9073979
English Interpretation Line (Listen-only Mode) Entry Number:	6371615

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call until September 11, 2024 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	7243413
English Interpretation Line Access Code:	8969523

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	396,905	719,036	98,943
Restricted cash	577,121	507,151	69,786
Short-term investments	2,996,527	2,214,227	304,688
Accounts receivable, net	693,110	718,002	98,800
Current contract assets	572,871	611,290	84,116
Amount due from related parties	65	169	23
Prepaid expense and other assets	189,846	194,769	26,801
Total current assets	5,426,445	4,964,644	683,157
Non-current assets
Non-current contract assets	134,383	154,745	21,294
Property, equipment and software, net	33,878	30,729	4,228
Intangible assets, net	177,407	173,635	23,893
Long-term investments	211,758	581,813	80,060
Right of use assets, net	59,851	63,580	8,749
Deferred tax assets	24,190	31,279	4,304
Goodwill	80,751	80,751	11,112
Total non-current assets	722,218	1,116,532	153,640
Total assets	6,148,663	6,081,176	836,797

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	9,509	10,031	1,380
Insurance premium payables	591,953	521,272	71,729
Accrued expenses and other current liabilities	597,684	651,874	89,701
Short-term loans	137,557	-	-
Current lease liabilities	32,908	37,246	5,125
Total current liabilities	1,369,611	1,220,423	167,935
Non-current liabilities
Non-current lease liabilities	27,293	26,462	3,641
Deferred tax liabilities	73,305	95,592	13,154
Total non-current liabilities	100,598	122,054	16,795
Total liabilities	1,470,209	1,342,477	184,730

Mezzanine Equity
Redeemable non-controlling interests	92,760	88,099	12,123

Shareholders' equity
Class A ordinary shares	112	112	15
Class B ordinary shares	27	27	4
Treasury stock	(12)	(15)	(2)
Additional paid-in capital	7,003,423	6,860,770	944,073
Accumulated other comprehensive income	144,107	182,747	25,147
Accumulated deficit	(2,561,963)	(2,393,041)	(329,293)
Total shareholders' equity	4,585,694	4,650,600	639,944
Total liabilities, mezzanine equity and shareholders' equity	6,148,663	6,081,176	836,797

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating revenue, net	678,700	704,700	676,156	93,042	1,284,865	1,380,856	190,012
Operating costs and expenses(i)
Operating costs	(333,140)	(331,243)	(319,101)	(43,910)	(581,123)	(650,344)	(89,490)
Sales and marketing expenses	(204,548)	(182,146)	(157,413)	(21,661)	(377,949)	(339,559)	(46,725)
General and administrative expenses	(95,997)	(88,961)	(93,978)	(12,932)	(191,795)	(182,939)	(25,173)
Research and development expenses	(86,657)	(55,986)	(53,300)	(7,334)	(165,312)	(109,286)	(15,038)
Total operating costs and expenses	(720,342)	(658,336)	(623,792)	(85,837)	(1,316,179)	(1,282,128)	(176,426)
Operating (loss)/profit	(41,642)	46,364	52,364	7,205	(31,314)	98,728	13,586
Other income
Interest income	37,618	39,804	37,510	5,162	68,494	77,314	10,639
Foreign currency exchange gain/(loss)	838	1,514	(444)	(61)	1,120	1,070	147
Others, net	14,379	1,463	1,300	179	19,992	2,763	380
Profit before income tax	11,193	89,145	90,730	12,485	58,292	179,875	24,752
Income tax benefit/(expense)	10,504	(8,588)	(7,026)	(967)	13,130	(15,614)	(2,149)
Net profit	21,697	80,557	83,704	11,518	71,422	164,261	22,603
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	-	(75)	(4,586)	(631)	-	(4,661)	(641)
Net profit attributable to ordinary shareholders	21,697	80,632	88,290	12,149	71,422	168,922	23,244
Other comprehensive income:
Foreign currency translation adjustment, net of tax	64,434	25,143	13,497	1,857	67,820	38,640	5,317
Unrealized loss on available for sale investments, net of tax	(3,508)	-	-	-	(1,551)	-	-
Total comprehensive income	82,623	105,700	97,201	13,375	137,691	202,901	27,920
Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders	-	(75)	(4,586)	(631)	-	(4,661)	(641)
Total comprehensive income attributable to ordinary shareholders	82,623	105,775	101,787	14,006	137,691	207,562	28,561
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,795,521,186	3,696,619,172	3,660,589,600	3,660,589,600	3,831,316,817	3,678,604,386	3,678,604,386
Diluted	3,949,592,050	3,756,462,107	3,734,346,444	3,734,346,444	3,988,673,677	3,745,404,276	3,745,404,276
Net profit per share attributable to ordinary shareholders
Basic	0.01	0.02	0.02	0.00	0.02	0.05	0.01
Diluted	0.01	0.02	0.02	0.00	0.02	0.05	0.01

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Sales and marketing expenses	(7,888)	(1,820)	(1,320)	(181)	(24,417)	(3,140)	(432)
General and administrative expenses	(18,122)	(14,327)	(16,285)	(2,241)	(44,582)	(30,612)	(4,212)
Research and development expenses	(3,383)	(2,983)	(2,600)	(358)	(7,320)	(5,583)	(768)
Total	(29,393)	(19,130)	(20,205)	(2,780)	(76,319)	(39,335)	(5,412)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to the Company’s ordinary shareholders	21,697	80,632	88,290	12,149	71,422	168,922	23,244
Add:
Share-based compensation expense attributable to the Company’s ordinary shareholders	29,393	19,260	20,015	2,754	76,319	39,274	5,404
Foreign currency exchange (gain)/loss	(838)	(1,514)	444	61	(1,120)	(1,070)	(147)
Adjusted net profit attributable to the Company’s ordinary shareholders	50,252	98,378	108,749	14,964	146,621	207,126	28,501